SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §  240.13Dd-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)

China Recycling Energy Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

168913101
(CUSIP Number)

Guohua Ku
China Recycling Energy Corporation
12/F, Tower A

Chang An International Building

No. 88 Nan Guan Zheng Jie

Xi An City, Shaan Xi Province

China 710068
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 27, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. ☐

(Continued on following pages)

(Page 1 of 5)

CUSIP NO. 168913101	13D	Page 2 of 5

1.	NAME OF REPORTING PERSONS Guohua Ku
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 31,879,074 shares of Common Stock
	8.	SHARED VOTING POWER ————
	9.	SOLE DISPOSITIVE POWER 31,879,074 shares of Common Stock
	10.	SHARED DISPOSITIVE POWER ————

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,879,074 shares of Common Stock
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 38.37% of the outstanding Common Stock
14.	TYPE OF REPORTING PERSON IN

CUSIP NO. 168913101	13D/A	Page 3 of 5

Explanatory Note:

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the "SEC") on March 8, 2010 (the "Statement"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

Item 4. Purpose of the Transaction

Item 4 of the Statement is amended and supplemented by inserting the following information:

Since the filing of the Statement, the Reporting Person has acquired an additional 50,000 shares of common stock in the open market for the purpose of investment.

Pursuant to a Share Purchase Agreement, dated August 27, 2014 (the "Share Purchase Agreement") between the Reporting Person and the Issuer, the Reporting Person acquired 13,829,074 shares of common stock of the Issuer at the price of $1.37 per share. The Share Purchase Agreement was filed with SEC as exhibit 10.1 of the Form 8-K on August 27, 2014 and is incorporated herein by reference. The purpose of the transaction was investment.

On May 4, 2015, the Reporting Person gifted 706,943 shares of common stock of the Issuer to certain employees of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a) and (b) The aggregate number of shares beneficially owned by the Reporting Person identified in this filing is 31,879,074 Shares or 38.37% of the common stock, based on 83,084,035 shares outstanding of the Issuer's common stock as of July 13, 2015. The Reporting Person has sole voting and dispositive power over the subject securities.

(c) The Reporting Person has not effected any transactions regarding the Common Stock of the Issuer over the preceding sixty (60) days.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares owned by the Reporting Person.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented by inserting the following information:

In August 2010, the Reporting Person and Secured Parties entered into the Second Amendment to Share Pledge Agreement (the "Second Amendment"), which is attached hereto as Exhibit 1 and incorporated herein by reference. Pursuant to the Second Amendment, Parties agreed that the number of pledged shares was reduced to 4,716,574 common shares from 9,653,471 common shares.

On July 12, 2011, the Reporting Person and Secured Parties entered into the Third Amendment to Share Pledge Agreement (the "Third Amendment"), which is attached hereto as Exhibit 2 and incorporated herein by reference. Pursuant to the Third Amendment, Parties agreed that the number of pledged shares was reduced from 4,716,574 common shares to 0 common shares with the release of all pledged shares, and Parties further agreed to terminate the Share Pledge Agreement (as amended) on the date of the Third Amendment.

CUSIP NO. 168913101	13D/A	Page 4 of 5

On August 27, 2014, Reporting Person and the Issuer entered into a Share Purchase Agreement, pursuant to which the Reporting Person acquired 13,829,074 shares of common stock of the Issuer at the price of $1.37 per share. The Share Purchase Agreement was filed with SEC as exhibit 10.1 of the Form 8-K on August 27, 2014 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1.	Second Amendment to Share Pledge Agreement, dated August, 2010, by and among Guohua Ku, Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P.

2.	Third Amendment to Share Pledge Agreement, dated July 12, 2011, by and among Guohua Ku, Carlyle Asia Growth Partners III, L.P. and CAGP III Co-Investment, L.P

3.	Share Purchase Agreement, dated August 27, 2014, between the Issuer and Guohua Ku (incorporated by reference to Exhibit 10.1 of Current Report on Form 8-K filed by the Issuer with the SEC on August 27, 2014).

CUSIP NO. 168913101	13D/A	Page 5 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: July 17, 2015

/s/ Guohua Ku
Reporting Person